August 30, 2005

Daniel Duchovny
Office of Mergers and Acquisitions
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549-0303

Re: Inland Monthly Income Fund II, L.P., Schedule TO-T filed August 2, 2005 by MacKenzie Patterson Fuller, Inc. and its affiliates, the Purchasers
SEC File No. 5-80895

Dear Mr. Duchovny:

Thank you for your letter dated August 12, 2005 regarding our recent Schedule TO-T. I will respond to the questions you asked in your letter in the order in which you posed them.

      1. Financial statements of the purchasers would not add material disclosure to the available information. As disclosed, the offer will be funded through the existing capital of the purchasers. As stated in the offer materials, the purchasers have aggregate capital which is more than adequate to fund the offer. The specific facts and circumstances of this offer should be understood. Absent a tender offer filed under Section 14(d)(1) of the Securities Exchange Act, the purchasers would have little or no access to the security holders and the holders would have little or no access to potential purchasers. Because of the lack of liquidity of the securities, the uncertainty as to the underlying value of the securities and the issuer's assets, and the extraordinary per unit costs of using a tender offer as the means for purchasing the securities, the offer prices are substantially discounted from the estimates of liquidation value of the issuers. It is therefore anticipated that only those securities holders who have an immediate need for liquidity will seek to sell their securities. Based on the extensive past experience of both the purchasers and others who have tendered for illiquid securities in similar circumstances, the purchasers do not reasonably expect to receive more than 10% to 25% of the total number of securities sought and will likely receive substantially less than that. Of course, the purchasers could have tendered for 100% and would not have expected any different response, but such a tender would have been unrealistic. Accordingly, while the purchasers are prepared and able to fund the entire offer, as a practical matter, the actual funds necessary to complete the offer are reasonably expected to be substantially less than the cash reserves held by the purchasers. This offer is for immediate cash payment and no securities of the bidder are to be used. No evaluation of securities or credit risk is therefore relevant to this offer. The bidder neither seeks control, nor would it, if successful in purchasing all securities sought, gain control of any issuer, so no evaluation of the bidders' financial condition is relevant in that respect. No market exists for the securities and no competing bidder is seeking to purchase the securities, so no real alternative opportunities are available to be evaluated over the period of the offer. Given the circumstances and terms of this offer, to require inclusion of financial statements for this offer would involve unnecessary and unreasonable time, effort, and expense, without providing any more material information to prospective sellers than the information presented in the Offer. Any additional document preparation, financial statement preparation, and subsequent mailing costs would add substantial additional cost to the offer without any material impact on disclosure. Based on the foregoing, we

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August 30, 2005
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            believe the financial  statements presented together with disclosure of the other sources of funds provide all financial information material to a security holder's evaluation of the offer. We not only disclose that we will finance the Offer with cash on hand, we also disclose the amount of cash on hand that we have to finance the Offer as well as the fact that we have sufficient cash on hand to finance all other outstanding offers.

            Furthermore, we note that a tender offer for limited partnership differs substantially from a tender offer for shares of a corporation in that a large ownership of stock in a corporation can result in effective control, whereas the same is not true for a limited partnership. A 20% stockholder in a public corporation might be able to influence the make-up if not the decisions of the board of directors, and therefore of the company, but a 20% limited partner has no control over the management of the partnership whatsoever. In fact, by state law, a limited partner CANNOT have control over the day-to-day management of the Partnership or the limited partner loses limited liability. The only way a limited partner can influence the Partnership is by replacing the general partner, which usually requires a majority vote (as opposed to plurality for boards of directors), and often the replacement of a general partner is subject to other restrictions. Thus, the threshold for when a bidder in a tender offer for limited partnership units is tendering for a sufficient number of units such that those deciding whether to tender might find the bidder's financial statements material must be higher (at least 50%, I would argue, assuming, for the sake of argument, they were material at all in such a case). This offer is for only 23.95% of the Units.

      2. We agree that all conditions must be satisfied or waived prior to expiration and that we cannot accept securities prior to expiration. Nonetheless, the depository has signed letters of transmittal prior to expiration, hence the disclosure.

      3. Section 5 of the Offer on page 14 states that "If the Purchasers make a material change in the terms of the Offer or the information concerning the Offer or waive a material condition of the Offer, the Purchasers will extend the Offer to the extent required by Rules 14d-4(c), 14d-6(d) and 14e-1 under the Exchange Act." As to an immaterial change, it is a matter of logic and law that it would have to made prior to termination of the Offer. Nevertheless, we will make this clear.

      4. The protections are too numerous to describe in detail and are not material to an investor's decision as to whether or not to tender. However, we have described the material protections--the requirement that the Partnership provide audited financials. We do not believe any of the other protections are material to this decision; we have provided this additional disclosure in response to prior comments.

      5.    Thank you for pointing out the new address.

      6. See the Form 8-K filed by the Partnership on May 19, 2005. The Partnership disclosed that it would distribute this amount to the limited partners.

      7. As discussed in our correspondence relating to Angeles Partners XII, it is not a condition to the Offer any more than actually tendering shares would be. I.e., if a tendering unit holder does not own any units, they will not be paid for the units. SEC guidance has recognized that limited partnership tender offers may delay payment until confirmation of ownership; that is all this is doing. Once again, as I mentioned in the Angeles Partners XII correspondence, for

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August 30, 2005
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            reference  to this  guidance  please  see  "Commission  Guidance  on
            Mini-Tender Offers and Limited Partnership Tender Offers," Release No. 34-43069, July 24, 2000, Section II(D).

      8. It should have been October 1, 2005 in both locations. This has been corrected in the revised materials.

      9. Reviewing the definition, it would appear that you are commenting that we should not define business day with respect to Pacific Time but should use Eastern Time. Given that our Offer expires at midnight Pacific Time, it made sense to define "business day" with respect to Pacific Time. If we extend the Offer, we have to keep it open for another ten business days. If we defined "business day" with respect to Eastern Time, we'd be extending the Offer from midnight Pacific Time to midnight Eastern Time 10 business days later, which would be less than 10 full business days. Furthermore, the definition is modified with respect to announcements of extensions of the Offer such that the press release is issued by 9 a.m. Eastern Time. Moreover, it does not appear that withdrawal rights are dependent upon this definition.

      10. The Section begins "The Purchasers do not believe the provisions of the Partnership Agreement should restrict transfers of Units pursuant to the Offer" (emphasis added). Thus, it is a belief. We do not know how many units will have been submitted for transfer in the 12-month period prior to when we submit any units pursuant to this Offer, so we cannot say whether or not the Partnership Agreement will restrict their transfer. However, we believe it is unlikely because there have been no other tender offers, so it is unlikely there have been many transfers. In any case, it is immaterial to the investor, as we explain, because we will pay upon confirmation of ownership.

      11. We would not have a controlling voting interest because in limited partnerships a majority of all units outstanding is required as opposed to a majority of units voting. Of course, as mentioned above, it is nearly impossible that we will ever get that kind of response from a tender offer, so our position will actually be much smaller.

      12. We do not believe the conditions are so broad as to make the Offer illusory or unclear. We do confirm our understanding of the staff's position that we must immediately advise Unit holders as to how we intend to proceed if we believe an event implicates a condition; thus, unit holders do not need to be able to determine whether a condition has been triggered because we will advise them. Further, the cross references are fairly specific (there is only one "Introduction" and only one "Summary Term Sheet").

      13. This is our standard allocation scheme; given that no Purchasers own Units, that preference will have no effect. We will delete it.

Closing paragraphs: While acknowledging the Staff's positions, and without implying any specific issue with such position, we respectfully decline to make the statements requested. There is no requirement that we do so. To the extent the requested statements are accurate statements of applicable law, there is no reason to obtain from bidders a recitation of such law. To the extent the statements go beyond applicable law or reflect interpretations of law that may be open to dispute, it would not be fair or appropriate to require bidders to make statements that might prejudice their right to take a contrary position at some later time, if the occasion arose.

Please let me know if you have any questions or further comments.

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August 30, 2005
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Very Truly Yours,
/s/ Chip Patterson
Chip Patterson
Vice President and General Counsel
(925) 631-9100 ext. 206
(925) 871-4046 (Fax)
chip@mpfi.com